                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-03125

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR

                       For Period Ended: DECEMBER 31, 2005
                                         -----------------

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ]
Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition
Report on Form N-SAR For the Transition Period Ended: _______________

     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

                             Full Name of Registrant

                              GENERAL DEVICES, INC.

                            Former Name if Applicable

                                 Not Applicable

            Address of Principal Executive Office (Street and Number)

          153 Greenwood Avenue, Suite 11-13, Bethel , Connecticut 06801

PART II-RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule
     12b-25(c) has been attached if applicable.

PART III NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K,
10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (ATTACH EXTRA SHEETS IF NEEDED)

     The Registrant was unable to file its Annual Report on Form 10-KSB for the period ended December 31, 2005 within the prescribed time period for the following reason: The Registrant has been unable to compile all pertinent information to complete the Annual report or provide the Registrant's accountant with all of the accounting information necessary to complete the Annual report.
The Registrant could not have completed the review of its financial statements within the prescribed time without unreasonable effort or expense.

PART IV OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

             Kevin T. Dunphy, Chief Financial Officer (203) 798-1080

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                          [X] Yes              [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          [X] Yes              [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Throughout each of years ended December 31, 2004 and 2005, respectively, the Registrant had no cash flows from operations. On February 11, 2005 it issued shares of its common stock for total cash proceeds of $125,000 which were used for working capital purposes to fund its operations. It is not anticipated there will be any significant change in results of operations of the Registrant in
2005 from those experienced in 2004.

     On January 23, 2006, in a "reverse merger" transaction, Aduromed
Corporation, a Delaware corporation ( "Aduromed"), became the wholly-owned subsidiary of the Registrant. Significant changes in operations, considered on a pro-forma consolidated basis, of the Registrant and Aduromed for the year 2005 and 2004 will be reflected in the earnings statements to be included in the
Registrants' 10-KSB annual report for the year ended December 31, 2005, are discussed below.

     Aduromed incurred substantial losses and negative cash flows from operations during the year ending December 31, 2005, and had an accumulated deficit of $3,419,431 as of December 31, 2005. The majority of these losses were attributable to increased activities and initial start-up costs of its products, increased staffing and associated expenses, increased administrative costs and the write off of certain non-cash items. Aduromed's revenues for 2005 were
$1,989,285, a decline from $2,285,198 in 2004. Cash and cash equivalents at
December 31, 2005 were $407,058, an increase of $395,100 from 2004 due to the initial infusion of $1,989,030 in equity capital. The balance of $5,010,970 in equity capital was received concurrent with the reverse merger on January, 24,
2006. The Registrant believes Aduromed's financial position, augmented by cash flows anticipated from operations, will be sufficient, under current conditions, to finance Aduromed's planned operations over the next twelve months. This summary of anticipated changes in Aduromed's operations for 2005 is subject to completion of, among other things, the final review of its financial statements by its independent registered public accounting firm.

                              GENERAL DEVICES, INC

                  (Name of Registrant as Specified in Charter)

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has
caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2006

                                                      /s/ Kevin T. Dunphy
                                                      --------------------------
                                                      Kevin T. Dunphy

                                                      Chief Financial Officer